UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 70582/October 1, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15470

In the Matter of   :
            :
AXCESS INTERNATIONAL, INC., : ORDER MAKING FINDINGS AND
GAMMA PHARMACEUTICALS, INC., : REVOKING REGISTRATIONS
INNOVEX, INC.,   : BY DEFAULT
KNIGHT ENERGY CORP.,   :
KOMODO, INC.,   :
UPHONIA, INC., and   :
WILSON BROTHERS USA, INC.   :

SUMMARY

   This Order revokes the registrations of the registered securities of Gamma Pharmaceuticals, Inc. (GMPM),[1] Innovex, Inc. (INVX), Knight Energy Corp. (KNECQ), Komodo, Inc. (KMDO), Uphonia, Inc. (UPHN), and Wilson Brothers USA, Inc. (WLBR) (collectively, Respondents).[2] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

   The Commission initiated this proceeding on September 12, 2013, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by

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[1] The short form of each issuer's name is also its stock symbol.

[2] The proceeding has ended as to Axcess International, Inc. Axcess Int'l, Inc., Exchange Act Release No. 70537 (Sept. 27, 2013).

September 16, 2013.[3] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

GMPM (CIK No. 904146)[4] is a forfeited Delaware corporation located in St. Paul, Minnesota, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). GMPM is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of $1,510,775 for the prior six months. On August 11, 1995, GMPM filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Central District of California, which was dismissed on August 16, 1996. As of September 6, 2013, the common stock of GMPM was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc. (OTC Link), had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

INVX (CIK No. 50601) is an inactive Minnesota corporation located in Plymouth, Minnesota, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). INVX is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 4, 2009, which reported a net loss of $19,845,365 for the prior nine months. As of September 6, 2013, the common stock of INVX was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

KNECQ (CIK No. 1068660) is a forfeited Maryland corporation located in Irving, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). KNECQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $3,585,158 for the prior nine months. On April 6, 2009, KNECQ filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Northern District of Texas, which was still pending as of September 6, 2013. As of September 6, 2013, the common stock of KNECQ was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

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[3] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[4] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

KMDO (CIK No. 786129) is a revoked Nevada corporation located in Kirksville, Missouri, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). KMDO is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[5] for the period ended June 30, 2008, which reported a net loss of $358 for the prior three months. As of September 6, 2013, the common shares of KMDO were quoted on OTC Link, had four market makers, and were eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

UPHN (CIK No. 1005698) is a void Delaware corporation located in Milwaukee, Wisconsin, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). UPHN is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2005, which reported a net loss of $4,337,952 for the prior nine months. As of September 6, 2013, the common stock of UPHN was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

WLBR (CIK No. 107469) is a dissolved Illinois corporation located in Kaufman, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). WLBR is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2004. As of September 6, 2013, the common stock of WLBR was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813

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[5] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

(July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the registered securities of Gamma Pharmaceuticals, Inc., is REVOKED;

the REGISTRATION of the registered securities of Innovex, Inc., is REVOKED;

the REGISTRATION of the registered securities of Knight Energy Corp. is REVOKED;

the REGISTRATION of the registered securities of Komodo, Inc., is REVOKED;

the REGISTRATION of the registered securities of Uphonia, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Wilson Brothers USA, Inc., is REVOKED.

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                  Carol Fox Foelak
                  Administrative Law Judge